O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cyn@stockslaw.com

File #4380

July 12, 2006

VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention: Andrew Blume, Staff Accountant

Dear Sirs:

RE:	NORPAC TECHNOLOGIES, INC. (the “Company”)
	-	SEC File Number - 000-27147
	-	SEC Comment Letter dated June 28, 2006 (the “Comment Letter”)

We write on behalf of the Company in response to our telephone conference with you on July 11, 2006 and in response to the Comment Letter. We hereby request, on the Company’s behalf, an extension of the time to respond to the Comment Letter. The Company intends to file a response to the Comment Letter no later than July 21, 2006. Please confirm whether the extended deadline is acceptable.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST
CYN/reg

VANCOUVER OFFICE:	O’Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars